Exhibit 99.1

AUTOCHINA INTERNATIONAL LIMITED

27/F Kai Yuan Tower, No. 5, East Main Street,

Shijiazhuang, Hebei

People’s Republic of China

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held November 18, 2014

To the Shareholders of

AutoChina International Limited

Notice is hereby given that an Extraordinary General Meeting of the Shareholders of AutoChina International Limited (the “Company”) will be held on November 18, 2014 at 10:00 a.m. local time at the offices of the Company located at 27/F Kai Yuan Tower, No. 5, East Main Street, Shijiazhuang, Heibei, People’s Republic of China.  The meeting is called for the following purposes:

1.	To increase the number of ordinary shares that the Company is authorized to issue from 100,000,000 shares to 1,000,000,000 shares and to accordingly increase the share capital of the Company from $101,000 to $1,001,000; and

2.	To amend the Company’s Memorandum of Association to reflect the increase in the Company’s share capital from 100,000,000 shares to 1,000,000,000 shares and to accordingly increase the share capital of the Company from $101,000 to $1,001,000.

The close of business on October 28, 2014 has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting.  The share transfer books of the Company will not be closed.

All shareholders are cordially invited to attend the meeting.  Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly to ensure your representation at the meeting.  Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof.  A return envelope which requires no postage if mailed in the United States is enclosed for your convenience.  You may obtain directions to the meeting by calling our offices at +86-311-83827688.  This Proxy Statement and a form of proxy card are available online at the following internet address: http://www.autochinaintl.com/list2.aspx?id=117

By Order of the Board of Directors,

/s/ Yong Hui Li
Chairman and Chief Executive Officer

Dated: October 30, 2014

Table of Contents

Page

PROXY STATEMENT	1

SECURITIES OWNERSHIP	3

PROPOSAL NO. 1: TO INCREASE THE NUMBER OF SHARES THAT THE COMPANY IS AUTHORIZED TO ISSUE FROM 100,000,000 SHARES TO 1,000,000,000 SHARES AND TO ACCORDINGLY INCREASE THE SHARE CAPITAL OF THE COMPANY FROM $101,000 TO $1,001,000	5

PROPOSAL NO. 2: TO AMEND THE COMPANY’S MEMORANDUM OF ASSOCIATION TO REFLECT THE INCREASE IN THE NUMBER OF SHARES THAT THE COMPANY IS AUTHORIZED TO ISSUE FROM 100,000,000 SHARES TO 1,000,000,000 SHARES AND THE INCREASE IN THE SHARE CAPITAL OF THE COMPANY FROM $101,000 TO $1,001,000	6

GENERAL	7

AUTOCHINA INTERNATIONAL LIMITED

27/F Kai Yuan Tower, No. 5, East Main Street,

Shijiazhuang, Hebei

People’s Republic of China

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of AutoChina International Limited (the “Company,” “AutoChina,” “we,” “us,” or “our”) for the Extraordinary General Meeting of Shareholders to be held at the offices of the Company located at 27/F Kai Yuan Tower, No. 5, East Main Street, Shijiazhuang, Heibei, People’s Republic of China, on November 18, 2014, at 10:00 a.m. local time and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders. Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the secretary of the Company at the above stated address.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy card on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement.

The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about October 30, 2014.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting to ensure your representation at the meeting. If you do attend the meeting and are a record holder, you may vote by ballot at the meeting and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the meeting, you should contact your broker about getting a proxy appointing you to vote your shares.

VOTING SECURITIES

Only holders of ordinary shares, $.001 par value per share (the “Shares”), of record at the close of business on October 28, 2014 are entitled to vote at the meeting. On the record date, the Company had 23,549,644 Shares issued and outstanding and entitled to vote. For purposes of voting at the meeting, each Share is entitled to one vote upon all matters to be acted upon at the meeting. No less than one-third in nominal value of the outstanding Shares represented at the meeting in person or by proxy shall constitute a quorum throughout the meeting. The affirmative vote of a majority of the votes cast in person or by proxy at the Extraordinary General Meeting and entitled to vote thereat is required for the approval of the increase in the authorized share capital of the Company from US$101,000 divided into 100,000,000 ordinary shares of par value US$0.001 and 1,000,000 preferred shares of par value US$0.001 each, to US$1,001,000, by the creation of an additional 900,000,000 ordinary shares. The affirmative vote of two-thirds of the votes cast in person or by proxy at the Extraordinary General Meeting and entitled to vote is required for the approval of the amendment to our Memorandum of Association to reflect the share capital increase.

Only Shares that are voted are taken into account in determining the proportion of votes cast for a proposal.  Therefore, any Shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against each proposal. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

VOTING

If you are a shareholder of record, you may vote in person at the Extraordinary General Meeting. We will give you a ballot when you arrive. If you do not wish to vote in person or you will not be attending the Extraordinary General Meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided.

If you intend to vote by proxy, your vote must be received by the Company by 12:00 noon local time on November 17, 2014 to be counted.

If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker for the procedures necessary to allow you to vote your Shares in person. If you do not provide your broker or other nominee with instructions on how to vote your “street name” shares, your broker or nominee will not be permitted to vote them at the Extraordinary General Meeting. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved. We encourage you to provide instructions to your broker regarding the voting of your Shares.

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SECURITIES OWNERSHIP

The following table sets forth, as of October 28, 2014, certain information regarding beneficial ownership of AutoChina’s Shares by each person who is known by AutoChina to beneficially own more than 5% of AutoChina’s Shares. The table also identifies the stock ownership of each of AutoChina’s directors, each of AutoChina’s named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the Shares indicated. AutoChina’s major shareholders do not have different voting rights than any other holder of AutoChina’s Shares.

Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares(2)
Honest Best Int’l Ltd. (3)	15,814,699		67.15%
Yong Hui Li	15,814,699	(4)	67.15%
James Cheng-Jee Sha	1,295,157	(5)	5.50%
Diana Chia-Huei Liu	301,161	(6)	1.28%
Xing Wei	328,142	(7)	1.38%
Leon Ling Chen	5,000	(8)	*
Lei Chen	187,144	(9)	*
Jason Wang	131,100	(10)	*
Spencer Ang Li	0		*
All directors and executive officers as a group (eight individuals)	18,062,403	(11)	76.70%

*	Less than 1%

(1)	Unless indicated otherwise, the business address of each of the individuals is 27/F Kai Yuan Tower, No. 5, East Main Street, Shijiazhuang, Heibei, People’s Republic of China.

(2)	Based on 23,549,644 Shares of AutoChina issued and outstanding as of October 28, 2014, except that Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(3)	Yong Hui Li is the sole shareholder of Honest Best Int’l Ltd. and has sole voting and dispositive power over such Shares.

(4)	Consists of 15,814,699 Shares of AutoChina owned by Honest Best Int’l Ltd., whose sole shareholder is Mr. Yong Hui Li.

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(5)	Consists of 515,157 Shares of AutoChina owned by James Cheng-Jee Sha, and 480,000 shares owned by Sha Living Trust. Mr. Sha is a trustee of Sha Living Trust, and 300,000 ordinary shares owned by Irrevocable Trust of James CJ Sha and Wen-Hsing Sha. Mr. Sha’s spouse is a trustee of this trust.

(6)	Includes 9,798 Shares of AutoChina owned by William Tsu-Cheng Yu, Ms. Liu’s husband.

(7)	Includes 225,900 shares underlying incentive stock options exercisable within 60 days of this Proxy Statement.

(8)	Includes 2,200 Shares of AutoChina owned by Xue Jun Yan, Mr. Chen’s wife.

(9)	Consists of 23,944 ordinary shares and 115,200 shares underlying vested incentive stock options which are exercisable within 60 days owned by Lei Chen, and 48,000 ordinary shares of AutoChina owned by Lei Chen’s spouse.

(10)	Includes 115,200 Shares underlying incentive stock options exercisable within 60 days of this Proxy Statement.

(11)	Includes 456,300 Shares underlying 460,800 incentive stock options exercisable within 60 days of this Proxy Statement.

For a description of the AutoChina International Limited 2009 Equity Incentive Plan, please refer to the section titled “Executive Compensation—AutoChina International Limited 2009 Equity Incentive Plan.”

As of October 28, 2014, approximately 29.6% of the Shares were held by residents of the United States and there were 4 shareholders of record in the United States.

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PROPOSAL NO. 1: TO INCREASE THE NUMBER OF SHARES THAT THE COMPANY IS AUTHORIZED TO ISSUE FROM 100,000,000 SHARES TO 1,000,000,000 SHARES AND TO ACCORDINGLY INCREASE THE SHARE CAPITAL OF THE COMPANY FROM $101,000 TO $1,001,000

General

We are proposing to increase the number of Shares that the Company is authorized to issue from 100,000,000 Shares to 1,000,000,000 Shares and to accordingly increase the share capital of the Company from $101,000 to $1,001,000.

If our shareholders approve this Proposal 1, we will be authorized to issue 900 million additional Shares.:

The Reasons for the Increase

In the judgment of our Board of Directors, the increase in our authorized Shares as described above is desirable so that, among other reasons, the Board of Directors has the flexibility to issue or reserve for issuance Shares or to effect a forward stock split of our Shares when the Board of Directors determines that it is in our best interests and the best interests of our shareholders to do so. No agreements are currently in place for the issuance of our Shares, and no such agreements are contemplated. We currently have 23,549,644Shares outstanding and 1,514,056 shares reserved for issuance.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE FOLLOWING RESOLUTION:

RESOLVED AS AN ORDINARY RESOLUTION THAT the share capital of the Company be increased to US$1,001,000 divided into 1,000,000,000 ordinary shares of a nominal or par value of US$0.001 each and 1,000,000 preferred shares of a nominal or par value of US$0.001 each.

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PROPOSAL NO. 2: TO AMEND THE COMPANY’S MEMORANDUM OF ASSOCIATION TO REFLECT THE INCREASE IN THE NUMBER OF SHARES THAT THE COMPANY IS AUTHORIZED TO ISSUE FROM 100,000,000 SHARES TO 1,000,000,000 SHARES AND THE INCREASE IN THE SHARE CAPITAL OF THE COMPANY FROM $101,000 TO $1,001,000

General

If Proposal 1 is approved, we are proposing to amend our Amended and Restated Memorandum of Association to reflect the increase in the number of Shares that the Company is authorized to issue from 100,000,000 Shares to 1,000,000,000 Shares and the increase in the share capital of the Company from $101,000 to $1,001,000. This proposal is contingent on Proposal 1 being approved, so if Proposal 1 is not approved, this Proposal 2 will not be brought to a vote at the meeting.

If our shareholders approve this Proposal 2, Clause 8 of our Amended and Restated Memorandum of Association, as amended, will read as follows:

“The share capital of the Company shall be US$1,001,000 divided into 1,000,000,000 ordinary shares of a nominal or par value of US$0.001 each and 1,000,000 preferred shares of a nominal or par value of US$0.001 each.”

The Reasons for the Amendment

If Proposal 1 is approved, approval of this proposal would allow us to amend our Amended and Restated Memorandum of Association to accurately reflect the increase. Regardless of whether this proposal is approved, if Proposal 1 is approved, we will be authorized to issue the additional Shares described in Proposal 1.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE FOLLOWING RESOLUTION:

RESOLVED AS A SPECIAL RESOLUTION THAT Clause 8 of the Company's Memorandum of Association be deleted in its entirety and be replaced with the following new Clause 8:

“8. The share capital of the Company shall be US$1,001,000 divided into 1,000,000,000 ordinary shares of a nominal or par value of US$0.001 each and 1,000,000 preferred shares of a nominal or par value of US$0.001 each.”

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GENERAL

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies.  Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request.  In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Board of Directors maintains a process for shareholders to communicate with the Board of Directors. Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director to the Board of Directors, c/o AutoChina International Limited, 27/F Kai Yuan Tower, No. 5, East Main Street, Shijiazhuang, Hebei Province, 050011, People’s Republic of China. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act of 1934. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

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EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

AUTOCHINA INTERNATIONAL LIMITED

NOVEMBER 18, 2014

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at:

http://www.autochinaintl.com/list2.aspx?id=117

Please sign, date and mail your proxy card in the envelope provided promptly.

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PROXY

AUTOCHINA INTERNATIONAL LIMITED

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Yong Hui Li or Jason Wang, individually, as proxy to represent the undersigned at the Extraordinary General Meeting of Shareholders to be held at the offices of the Company located at 27/F Kai Yuan Tower, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China, on November 18, 2014, at 10:00 a.m. local time, and at any adjournments thereof, and to vote the ordinary shares the undersigned would be entitled to vote if personally present, as indicated below.

Unless otherwise specified, this proxy will be voted “FOR” proposal 1. The Board of Directors recommends that you vote “FOR” proposal 1.

1. Approval to increase the number of ordinary shares that the Company is authorized to issue from 100,000,000 shares to 1,000,000,000 shares and to accordingly increase the share capital of the Company from $101,000 to $1,001,000.

FOR ☐	AGAINST ☐	ABSTAIN ☐

2. Approval to amend the Company’s Memorandum of Association to reflect the increase in the number of ordinary shares that the Company is authorized to issue from 100,000,000 shares to 1,000,000,000 shares and to reflect the increase in the share capital of the Company from $101,000 to $1,001,000.

FOR ☐	AGAINST ☐	ABSTAIN ☐

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors is not aware of any other business to be presented at the meeting.

The ordinary shares represented by this proxy, when properly executed, will be voted as directed. Abstentions will be treated as being present and entitled to vote on the other items presented at the extraordinary general meeting and, therefore, will have the effect of votes against such proposals.

Signature of Shareholder:	Date:	, 2014

Signature of Shareholder:	Date:	, 2014

Note: If shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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